Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Monday, May 16, 2022 for the purposes of, among other matters, approving our unaudited quarterly results and announcement for the three months ended March 31, 2022 (the “2022 First Quarter Results Announcement”). We will upload the 2022 First Quarter Results Announcement to the Hong Kong Stock Exchange on Tuesday, May 17, 2022 (Beijing/Hong Kong Time), after the trading hours of the Hong Kong Stock Exchange and before the opening of the U.S. market.

The Company’s management will hold a conference call at 8:00 pm, Beijing/Hong Kong Time on May 17, 2022 (8:00 am, Eastern Time on May 17, 2022) to discuss the financial results for the three months ended March 31, 2022 of the Company.

Interested parties may register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. Participants will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/3068802

CONFERENCE ID: 3068802

A telephone replay will be available from 11:00 am, Eastern Time on May 17, 2022 through 9:59 am, Eastern Time on May 24, 2022. The dial-in details are as follows:

US: +1-855-452-5696 or +1-646-254-3697

International: +61-2-8199-0299

Passcode: 3068802

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

By Order of the Board of Directors
JD.com, Inc. Mr. Richard Qiangdong Liu
Chairman of the Board of Directors

Beijing, China, May 3, 2022

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Lei XU as the executive director, Mr. Ming HUANG, Mr. Louis T. HSIEH, Mr. Dingbo XU and Ms. Caroline SCHEUFELE as the independent directors.

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